United States Securities and Exchange Commission
                             Washington, D.C. 20429

                                  Schedule 13D
                                  Amendment #4
                           Under Section 13(d) of the
                         Securities Exchange Act of 1934


                             Beverly National Corp.
                                240 Cabot Street
                                Beverly, MA 01915
                        (978) 922-2100 (Name, Address and
                        Telephone Number of Issuing Bank)


                          Common Stock, $2.50 par value
                         (Title and Class of Securities)

                                  088115100000
                                 (CUSIP Number)


                                Joyce L. Robsham
                                  P.O. Box 5183
                              Cochituate, MA 01778
                        (508) 358-7231
                  (Name, Address and Telephone Number of person
                authorized to receive notices and communications)


                                 August 19, 2003
            (Dates and events which require filing of this statement)

Item 1.  Security and Bank

         This statement relates to 150,000 shares of the Common Stock (the "shares") of Beverly National Corp. (the "Company").

         The principal office of the company is located at 240 Cabot Street, Beverly, MA 01915


Item 2.  Identity and Background

         The person filing this Statement is Joyce L Robsham, current address is P.O. Box 5183, Cochituate, MA 01778, whose principle occupation is retired. During the past five years Joyce L. Robsham has not been convicted in a criminal proceeding, nor has she been party to a civil proceeding as a result of which Joyce L. Robsham was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities' laws or finding any violations with respect to such laws. Joyce L. Robsham is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         N/A

Item 4.  Purpose of Transaction

         The shares covered by this Statement were sold.

Item 5.  Interest in the Securities of the Bank

         a) The Institution presently has outstanding 1,929,043 shares of Common Stock. On the date of this filing, the aggregate number of shares beneficially owned by Joyce L. Robsham is 11,900 shares.

         b) All of the foregoing shares are held in a joint brokerage account at Merrill Lynch and as a result Joyce L Robsham shares voting and investment power with her husband Einar Paul Robsham.

         c) The following transactions affecting the number of shares of Beverly National Corp. in the name of Joyce L. Robsham has occurred:

                      Sale of 150,000 shares @ 23.10 on August 19, 2003 The trade was made through a broker at Moors and Cabot.

         d) No person other than Joyce L Robsham and Einar Paul Robsham are known to have the right to receive, the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6. Contacts, Arrangements, Understandings or Relationships with Respect to Securities of the Bank

         There are no contacts, arrangements, understandings or relationships (legal or otherwise) with the person named in Item 2 and the Bank.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this Statement is true and correct.

Date: 9/10/2003

Signature: /s/ Joyce L. Robsham
           ----------------------------------
Name:      Joyce L. Robsham